EXHIBIT 9

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 5/5/25 to 5/30/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/5/2025	Sell	31,079	11.45
5/6/2025	Sell	52,022	11.44
5/7/2025	Sell	48,737	11.51
5/8/2025	Sell	29,211	11.52
5/12/2025	Sell	8,930	11.54
5/13/2025	Sell	27,048	11.47
5/14/2025	Sell	30,124	11.46
5/15/2025	Sell	6,101	11.47
5/16/2025	Sell	38,404	11.43
5/19/2025	Sell	21,244	11.37
5/20/2025	Sell	900	11.37
5/22/2025	Sell	14	11.33
5/23/2025	Sell	38,320	11.26
5/27/2025	Sell	36,645	11.32
5/28/2025	Sell	22,433	11.31
5/29/2025	Sell	2,802	11.34
5/30/2025	Sell	34,523	11.34